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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

ROCKFORD CORPORATION

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

77316P101

(CUSIP Number)

April 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G/A
CUSIP No. 77316P101

1.	Name of Reporting Person: WS Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 707,661

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 707,661

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 707,661

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.09%

12.	Type of Reporting Person:* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

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13G/A
CUSIP No. 77316P101

1.	Name of Reporting Person: WS Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 707,661

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 707,661

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 707,661

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.09%

12.	Type of Reporting Person:* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

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13G/A
CUSIP No. 77316P101

1.	Name of Reporting Person: G. Stacy Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 707,661

		6.	Shared Voting Power: 226,223

		7.	Sole Dispositive Power: 707,661

		8.	Shared Dispositive Power: 226,223

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,884

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 10.676%

12.	Type of Reporting Person:* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

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13G/A
CUSIP No. 77316P101

1.	Name of Reporting Person: Reid S. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 707,661

		6.	Shared Voting Power: 226,223

		7.	Sole Dispositive Power: 707,661

		8.	Shared Dispositive Power: 226,223

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,884

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 10.676%

12.	Type of Reporting Person:* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) relating to the common stock of Rockford Corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to Schedule 13G filed with the Commission on August 29, 2000. This statement is being filed on behalf of (i) Mr. Reid S. Walker and Mr. G. Stacy Smith, principals of WS Capital, L.L.C. (“WS Capital”) and WSV Management, L.L.C. (“WSV”), each a Texas limited liability company, (ii) WS Capital, and (iii) WS Capital Management, L.P., a Texas limited partnership (“WS Capital Management”), relating to shares of Common Stock of the Issuer.

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund (“WSC Master Fund”), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. (“Walker Smith International”), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund (“Opportunity Master Fund”), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. (“Opportunity International”), a Cayman Islands exempted company. WS Capital Management is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. (“WSVM”) is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.

Item 1.
(a)	Name of Issuer:
Rockford Corporation
(b)	Address of Issuer’s Principal Executive Offices:
600 South Rockford Drive Tempe, Arizona 85281

Item 2.
(a)	Name of Person Filing:
Reid S. Walker, G. Stacy Smith, WS Capital, L.L.C., and WS Capital Management, L.P.
(b)	Address of Principal Business Office or, if none, Residence:
300 Crescent Court, Suite 880 Dallas, Texas 75201
(c)	Citizenship:
Reid S. Walker and G. Stacy Smith are United States citizens. WS Capital, L.L.C. is a Texas limited liability company. WS Capital Management, L.P. is a Texas limited partnership.
(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the "Common Stock")
(e)	CUSIP Number:
77316P101

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Messrs. Walker and Smith are the beneficial owners of 933,884 shares of Common Stock, which includes (1) 707,661 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International and (2) 226,223 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International.

WS Capital is the beneficial owner of 707,661 shares of Common Stock which includes 707,661 shares of Common Stock beneficially owned by WS Capital Management for the accounts of WSC Master Fund and Walker Smith International.

WS Capital Management is the beneficial owner of 707,661 shares of Common Stock which includes 707,661 shares of Common Stock for the accounts of WSC Master Fund and Walker Smith International.

(b)	Messrs. Walker and Smith are the beneficial owners of 10.676% (determined by dividing 933,884 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 8,747,197 shares of Common Stock issued and outstanding as of January 31, 2003, according to the Issuer’s Annual Report on Form 10-K filed March 7, 2003) of the outstanding shares of Common Stock.

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WS Capital and WS Capital Management are each beneficial owners of 8.09% (determined by dividing 707,661 shares of Common Stock presently beneficially owned by WS Capital and WS Capital Management by 8,747,197 shares of Common Stock issued and outstanding as of January 31, 2003, according to the Issuer’s Annual Report on Form 10-K filed March 7, 2003) of the outstanding shares of Common Stock.

(c)	As the sole principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 707,661 shares of Common Stock beneficially owned by WS Capital. As majority principals of WSV, Messrs. Walker and Smith have shared power to vote and dispose of 226,223 shares of Common Stock beneficially owned by WSV.

As general partner of WS Capital Management, WS Capital may direct the vote and disposition of the 707,661 shares of Common stock beneficially owned by WS Capital Management.

As investment advisor and agent and attorney-in-fact for WSC Master Fund and Walker Smith International, WS Capital Management may direct the vote and disposition of 707,661 shares of Common Stock owned by WSC Master Fund and by Walker Smith International.

Item 5	Ownership of Five Percent or Less of a Class
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
WS Capital Management is an investment advisor registered with the State of Texas and, as such, has beneficial ownership of the Shares held by its clients, WSC Master Fund and Walker Smith International. WS Capital is the general partner of WS Capital Management. Messrs. Smith and Walker are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the Shares held by WS Capital Management’s clients. Messrs. Smith and Walker are also principals of WSV, which is an investment adviser registered with the State of Texas and which is the General Partner of WSVM, and, as such, has beneficial ownership of the Shares held by its clients, Opportunity Master Fund and Opportunity International.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company
Inapplicable.
Item 8	Identification and Classification of Members of the Group
Inapplicable.
Item 9	Notice of Dissolution of Group
Inapplicable.
Item 10	Certifications

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated May 9, 2003 between Reid S. Walker, G. Stacy Smith, WS Capital and WS Capital Management

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: May 9, 2003

WS CAPITAL, L.L.C.

By:	/S/ Reid S. Walker

Reid S. Walker, Member

/S/ Reid S. Walker

Reid S. Walker

/S/ G. Stacy Smith

G. Stacy Smith

WS CAPITAL MANAGEMENT, L.P.

By: WS CAPITAL, L.L.C. General Partner

/G/ Stacy Smith

G. Stacy Smith, Member

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EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Rockford Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 9, 2003.

WS CAPITAL, L.L.C.

By:	/S/ Reid S. Walker

Reid S. Walker, Member

/S/ Reid S. Walker

Reid S. Walker
/S/ G. Stacy Smith

G. Stacy Smith

WS CAPITAL MANAGEMENT, L.P.

By:	WS CAPITAL, L.L.C. General Partner

/S/ G. Stacy Smith

G. Stacy Smith, Member

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